UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.   20549

                               SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 10)

                            CVB Financial Corp.
--------------------------------------------------------------------------

                             (Name of Issuer)

                               Common Stock
--------------------------------------------------------------------------

                        (Title of Class of Securities)

                                126600 10 5
                            -----------------------

                                 (CUSIP Number)

                                December 31, 1998

        ___________________________________________________________
           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-(c)

[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126600 105   13G                                       PAGE  2  OF 7

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    George A. Borba
    ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                (b) [ ]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

NUMBER OF        5   SOLE VOTING POWER
SHARES               0
BENEFICIALLY     6   SHARED VOTING POWER
OWNED BY             2,497,771
EACH             7   SOLE DISPOSITIVE POWER
REPORTING            0
PERSON           8   SHARED DISPOSITIVE POWER
WITH                 2,497,771

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,558,166 (includes 60,395 shares which Mr. Borba has the right to acquire beneficial ownership of within 60 days after 12/31/98)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
    16.61%

12  TYPE OF REPORTING PERSON*
    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.

(a)  Name of Issuer.

     CVB Financial Corp.

(b)  Address of Issuer's Principal Executive Offices.

     701 North Haven Avenue, Suite 350
     Ontario, California 91764

ITEM 2.

(a)      Name of Person Filing.

                  George A. Borba

(b) Address of Principal Business Office or, if none, Residence.

                  7955 Eucalyptus
                  Chino, California 91710

(c)      Citizenship.

                  USA

(d)      Title of Class of Securities.

                  Common Stock

(e)      CUSIP No.

                  126600 10 5



                                                   Page 3 of 7 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS A:

(a)  [ ]  Broker or Dealer registered under Section 15 of the Act.
(b)  [ ]  Bank as defined in section 3(a)(6) of the Act.[
(c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act.
(d) [ ] Investment Company registered under section 8 of the Investment Company Act.
(e) [ ] Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
          Income Security Act of 1974 or Endowment Fund; see
          Sections 240.13d-1(b)(1)(ii)(F) (Note: See Item 7).
(g)  [ ]  Parent Holding  Company,  in accordance  with
          Sections 240.13d-1(b)(1)(ii)(G) (Note: See Item 7).
(h)  [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

ITEM 4.   OWNERSHIP.

    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned.

     2,558,166 (includes 60,395 shares which Mr. Borba has the right to acquire beneficial ownership of within 60 days after 12/31/98.)

(b)  Percent of Class.

     16.61%

(c)  Number of shares as to which such person has:
     (i)   sole power to vote or to direct the vote

           0

     (ii)  shared power to vote or to direct the vote

           2,497,771

     (iii) sole power to dispose or to direct the disposition of

           0


                                                   Page 4 of 7 pages

      (iv)  shared power to dispose or to direct the disposition of
            2,497,771

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following:
[ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

    If a parent holding  company has filed this schedule,  pursuant to Rule
13d- 1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

    Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

    If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

    Not applicable.

                                                   Page 5 of 7 pages

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

    Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

    Not applicable.



                                                   Page 6 of 7 pages

ITEM 10. CERTIFICATION.

    Not applicable.

                                        SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         JANUARY 27, 1999
                                         --------------------------------
                                                    Date

                                         /S/ GEORGE BORBA
                                         ---------------------------------
                                                  Signature

                                         GEORGE A BORBA, CHAIRMAN
                                         ---------------------------------
                                                  Name/Title





                                                   Page 7 of 7 pages